April 1, 2025

Kwok Yiu Keung
Chief Executive Officer
K-Tech Solutions Company Limited
Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

       Re: K-Tech Solutions Company Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on March 25, 2025
           CIK 0002049187
Dear Kwok Yiu Keung:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Index to Combined Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-
       month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.
       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please
 April 1, 2025
Page 2

contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Lawrence Venick